Mail Stop 4561

July 1, 2008

VIA U.S. MAIL AND FAX (972) 443-1781

Mr. Earle Steinberg
President and Chief Executive Officer
Thomas Group, Inc.
5221 North O'Connor Boulevard, Suite 500
Irving, TX 75039

> **Re:** **Thomas Group, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-22010**

Dear Mr. Steinberg:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended March 31, 2008

Results of Operations, page 20

1. In future filings please expand your disclosures regarding the loss of your two largest customers that represented approximately 85% of 2007 revenues. We believe that this should be the central focus of your Management's Discussion and Analysis of Financial Condition and Results of Operations. Also, please include extensive discussion of management's plan as it relates to the Company's survival without their two largest customers. You have included some disclosure in various parts of the MD&A but we believe you should have a detailed discussion of the situation at the beginning of the MD&A with management's plans for the future. In your response please provide us with an example of your proposed

disclosure for the June 30, 2008 10-Q. For reference see Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 21

2.   In future filings, please revise your discussion of liquidity and capital resources to include the following:

- An evaluation of the amounts and certainty of cash flows;
- Discussion and analysis of know trends and uncertainties;
- Indications of which balance sheet or income statement or cash flow items should be considered in assessing liquidity; and
- A discussion of prospective information regarding your sources and needs for capital.

Merely stating that you have adequate resources to meet short-term and/or long-term cash requirements is insufficient unless no additional more detailed or nuanced information is material. In particular, such a statement would be insufficient if there are any known material trends or uncertainties related to cash flow, capital resources, capital requirements, or liquidity. Refer to SEC Release T.33-8350, Interpretation – Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief